HigherMe	
Annual Balance Sheet	
As Of:	**31 Dec 2018**
Assets	
Bank of America - Checking - 7577	504,233.86
Bank of America - Checking - 8869	234
Bank of America - Savings - 3563	225.24
PayPal	621
Accounts Receivable	1,000.00
Loans to 3110003 Nova Scotia Limited	475,513.66
Prepaid Payroll Expense	17,679.93
Security Deposits	0
Loans to Shareholder - Rob Hunter	6,513.15
Property Plant & Equipment	8,808.28
Temporary Holds	0
Money in transit	0
Total Assets	**1,014,829.12**
Liabilities	
Bank of America - Credit Card - 6165	28,602.15
Payroll Payable - Salary & Wage	311.9
Payroll Payable - Payroll Tax	0
Loans from Shareholder	50,000.00
Loans to/from Shareholder - Rob Hunter	0
Costella Kirsch VI LP - Loan Payable	500,000.00
Phil Nadel - Convertible Note	10,000.00
Ryan Holmes - Convertible Note	25,000.00
Ben Smith - Convertible Note	0
Gautam Gupta - Convertible Note	0
Jeff Stoler - Convertible Note	0
Peter Darrow - Convertible Note	0
Ted Smith - Convertible Note	0
43North - Warrant	60,000.00
SAFE Note - Anthony Chavez	0
SAFE Note - Barbara Corcoran Holdings	0
SAFE Note - Gerald Ridgely	0
SAFE Note - Harry Scott	0
SAFE Note - Jayme M Fishman	0

SAFE Note - AngelList	0
SAFE Note - YCVC Fund	0
SAFE Note - Y Combinator	0
Total Liabilities	**673,914.05**
Equity	
SAFE Note - Anthony Chavez	50,000.00
SAFE Note - Barbara Corcoran Holdings	10,000.00
SAFE Note - FundersClub	309,250.00
SAFE Note - Gerald Ridgely	50,000.00
SAFE Note - Harry Scott	150,000.00
SAFE Note - Jayme M Fishman	50,000.00
SAFE Note - AngelList	415,795.00
SAFE Note - Thomas Hunt	25,000.00
SAFE Note - YCVC Fund	100,000.00
SAFE Note - Y Combinator	20,001.66
SAFE Note - Martin Babinec	100,000.00
SAFE Note - Angel Fund III	100,000.00
SAFE Note - Erstine Holding Company	10,000.00
SAFE Note - Hayseed Ventures LLC	25,000.00
SAFE Note - Jefferey Amerine	10,000.00
SAFE Note - Jon Sweet	50,000.00
SAFE Note - Sidecar Angels I LLC	14,000.00
SAFE Note - Tucker Max Media	25,000.00
SAFE Note - Zillacap LLC	25,000.00
SAFE Note - 43North	400,000.00
SAFE Note - Ash Rust	75,000.00
SAFE Note - John Pepper	10,000.00
SAFE Note - THE FISHER TRUST	20,000.00
SAFE Note - Alex Walterspiel	25,000.00
SAFE Note -Vladimir Prelovac	15,000.00
SAFE Note - Impactt Partners, LLC	25,000.00
SAFE Note - Wefunder Portal LLC	193,915.90
SAFE Note - Peter Darrow	20,000.00
SAFE Note - Ben Smith	5,000.00
SAFE Note - Ted Smith	5,000.00
SAFE Note - Gautam Gupta	10,000.00
SAFE Note - Stella Maris Partners	10,000.00
Share Capital - 43 North	540,000.00
SAFE Note - Marc Michael	0
SAFE Note - Doug Bates	0

Share Capital - Nadim Jafri	0
Share Capital - Ted Paris	0
Common Stock	230,168.60
Retained Earnings	-2,782,216.09
Total Equity	**340,915.07**